(212) 318-6054

vadimavdeychik@paulhastings.com

January 12, 2021

Mr. Jeffrey A. Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:

Gabelli ETFs Trust (the “Trust”)

File Numbers: 333-238109; 811-23568

Dear Mr. Foor:

This letter responds to oral comments provided by you to the undersigned with respect to the registration statement on Form N-1A/A for the Trust, filed on December 28, 2020. The registration statement registers the following series of the Trust: Gabelli Growth Innovators ETF, Gabelli Financial Services ETF, Gabelli Global Small Cap ETF, Gabelli Small & Mid Cap ETF, Gabelli Micro Cap ETF, Gabelli Love Our Planet & People ETF, Gabelli Asset ETF, Gabelli Equity Income ETF and Gabelli Green Energy ETF (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

Gabelli Micro Cap Fund

Comment 1: Please add disclosure that the Fund will invest at least 80% of its net assets in micro-cap companies.

Response: The Trust respectfully submits that the Fund’s disclosure, where applicable, has been revised to state the following:

“Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of companies that are considered micro-cap companies at the time the Micro Cap Fund makes its investment. The Fund defines micro-cap companies as companies that have a market capitalization (defined as shares outstanding multiplied by the current market price) of $250 million or less at the time of the Fund’s investment. Equity securities include common stocks (including indirect holdings of common stock of foreign securities through American Depositary Receipts), as well as preferred stocks. The Fund will not purchase any securities that are illiquid at the time of purchase. Micro-cap companies may be engaged in new and emerging industries. Micro-cap companies are generally not well-known to investors and have less of an investor following than larger companies.

January 12, 2021

Gabelli Green Energy Fund

Comment 2: Please consider removing “cost- and” from the sentence: “[t]he Fund may invest in companies that provide cost- and energy-saving solutions to companies engaged in the production or delivery of clean water and/or treating wastewater, as the Fund considers this to advance the purposes of clean energy.”

Response: To the extent applicable, the Trust has made requested change.

Comment 3: Please explain why it is appropriate to treat clean water and/or treating wastewater as clean energy or consider removing references to clean water and/or treating wastewater as part of the Fund’s 80% policy.

Response: To the extent applicable, the Trust has removed references to treating clean water and/or treating wastewater as part of the Fund’s 80% policy.

January 12, 2021

/s/ Vadim Avdeychik

Vadim Avdeychik

cc:	Michael R. Rosella

John C. Ball
Peter Goldstein